UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-31949
CUSIP NUMBER 46185W109

(Check One):         ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D
☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:      September 30, 2011

  ☐  Transition Report on Form 10-K
  ☐  Transition Report on Form 20-F
  ☐  Transition Report on Form 11-K
  ☐  Transition Report on Form 10-Q
  ☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates _________________________________________________

PART I - REGISTRANT INFORMATION

INX Inc.

Full Name of Registrant

Former Name If Applicable

1955 Lakeway Drive, Suite 220

Address of Principal Executive Office (Street and Number)

Lewisville, Texas 75057

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the third quarter INX Inc. (the “Company”) continued its improvement efforts around its accounting systems and processes and remediation efforts of material weaknesses. These continued efforts, and the transitioning of the Company’s accounting and finance personnel to Dallas, resulted in delays in the Company’s ability to timely file its Form 10-Q.  As such, the Company is still awaiting its reviewed financial statements from its independent auditor in order to prepare its Form 10-Q. For the foregoing reason, INX Inc. requires additional time in order to prepare and file its Form 10-Q.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Bill Casper (469) 549-3882
(Name) (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes     ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INX Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2011	By:	/s/ James H. Long
Name: James H. Long
Title: Executive Chairman